UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts non-binding phase of refineries

Rio de Janeiro, October 24, 2019 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release issued on September 13, 2019, reports the beginning of the non-binding phase related to the sale of downstream assets, which includes: Isaac Sabbá Refinery (REMAN) in Amazonas, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) in Ceará, and the Shale Industrialization Unit (SIX) in Paraná, as well as their corresponding logistics assets.

Potential buyers qualified for this phase will receive a descriptive memorandum with more detailed information about the aforementioned assets, as well as instructions on the divestment process, including guidelines for preparing and submitting non-binding proposals.

Distribution of the descriptive memorandum will begin today for prospective qualified buyers who sign the Confidentiality Agreement and the Compliance Statement. Potential buyers will need to sign and submit these documents to Petrobras until December 6, 2019 and must state their interest as provided for in teasers up until November 22, 2019.

Adjusted teasers including the extension of the above deadlines are available on the Petrobras website: http://www.petrobras.com.br/ri.

This market disclosure is in accordance with Petrobras’ Divestment Methodology and with the special regime for the divestment of assets by federal mixed-capital companies, provided for in Decree 9.188/2017.

Downstream divestments are aligned with the portfolio optimization and the company’s capital allocation improvement, aiming to maximize value for our shareholders.

About the refineries

REMAN, located in Manaus, State of Amazonas, has a processing capacity of 46,000 barrels/day and its assets include a storage terminal.

LUBNOR, located in Fortaleza, Ceará, has a processing capacity of 8,000 barrels/day, is one of the national leaders in asphalt production and the only one in the country to produce naphthenic lubricants.

SIX, located in São Mateus do Sul, Paraná, has an installed capacity of 6,000 barrels/day and its assets include a mine in one of the largest oil shale reserves in the world and a shale processing plant.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer